UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549
____________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

For the month of April, 2018

Commission File Number: 1-35016

SGOCO Group, Ltd.

UNIT 1614, NORTH TOWER,

CONCORDIA PLAZA

NO 1 SCIENCE MUSEUM ROAD

TSIM SHA TSUI EAST, KOWLOON

HONG KONG

 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

This report is hereby incorporated by reference to the Registration Statement on Form F-3 (File No. 333-176437) of the Company.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On April 18, 2018, SGOCO Group, Ltd. (the “Company”) entered into a Convertible Note Purchase Agreement with Lin So Chun, a Hong Kong resident pursuant to which the investor purchased a note for US$5,779,602, bearing two and one-half percent (2.5%) interest per annum (the “Note”). The Note will mature 5 years from the date of issuance. The Note automatically converts into ordinary shares of the Company at a conversion price equal to US$1.50 per share at maturity. Interest on the Note cannot be converted; it will be repaid in cash The Note was sold pursuant to an exemption from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), pursuant Section 4(a)(2) of the Securities Act and Regulation S promulgated thereunder. The Convertible Note Purchase Agreement is filed as Exhibit 4.1 to this report on Form 6-K. The foregoing summary of the terms of the offering is subject to, and qualified in its entirety by, the Convertible Note Purchase Agreement, which is incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

SGOCO Group, Ltd.

Date: April 19, 2018	By: /s/ Shi-bin Xie
Shi-bin Xie
President and Chief Executive Officer

Exhibit Index

Exhibit Number	Description

4.1	Convertible Note Purchase Agreement, dated April 18, 2018